DATE:  October 6th 2004

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC OTC-BB-other: CRUGF

NEWS RELEASE

Nalunaq - Second Processing Campaign Successfully Completed

LONDON, United Kingdom, DATE: October 6th 2004. Crew Gold Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew Gold Corporation (Crew) is pleased to announce that processing of its second shipment of approximately 40,300 tonnes of wet ore (39.500 DMT), from Nalunaq Gold Mine (NGM) at the El Valle plant in Spain has been successfully concluded. The preliminary results indicate total production from this tonnage of approximately 23,500 ounces of gold.

The ore, which was produced after the final permitting at the end of April, consisted of material from both development and regular mining. Crew is pleased to confirm that this ore with a grade of 20.5 g/t and the results from the crushed ore from the original stock pile of 15.1 g/t, both confirms the available grade model, and suggests that losses of gold during transport to be minimal.

Next shipment is expected to take place second half of November.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to enquiries@crewgold.com For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website www.crewgold.com